SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G/A
            Under the Securities Exchange Act of 1934
                    (Amendment No. 1)*

                      PROSOFT TRAINING.COM
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
                 (Title of Class of Securities)

                            743477101
                         (CUSIP Number)

                        October 16, 2001
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Person:    Hunt Capital Growth Fund II, L.P.

     I.R.S. Identification No.
     of Above Person (entities only):
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Place of Organization                               Delaware
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power          4,728,093 (1)
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power     4,728,093 (1)
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned            4,728,093 (1)
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in                        [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                    17.3% (2)
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

---------------------
(1) Includes 388,889 shares of common stock issuable upon the exercise of warrants. Includes 3,144,654 shares of common stock issuable upon the conversion of the original principal amount of a Subordinated Secured Convertible Note dated October 16, 2001, as well as 51,693 shares of common stock issuable upon the conversion of interest accruing for sixty days from the date such note was issued. Does not include additional shares representing the interest accruing for the period beginning on the sixty-first day after issuance until the date the Subordinated Secured Convertible Note matures.
(2) We have calculated the percentages of shares beneficially owned based on 23,690,998 shares of common stock issued and outstanding as reported to us by the issuer on October 16, 2001.

(1) Name of Reporting Person Hunt Capital Management, L.L.C. I.R.S. Identification No.
     of Above Person (entities only):
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship                                            Texas
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
-----------------------------------------------------------------
                    (6)  Shared Voting Power        4,728,093 (1)
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power   4,728,093 (1)
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                       4,728,093 (1)
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in                       [   ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                    17.3% (2)
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 OO
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

---------------------
(1) Includes 388,889 shares of common stock issuable upon the exercise of warrants. Includes 3,144,654 shares of common stock issuable upon the conversion of the original principal amount of a Subordinated Secured Convertible Note dated October 16, 2001, as well as 51,693 shares of common stock issuable upon the conversion of interest accruing for sixty days from the date such note was issued. Does not include additional shares representing the interest accruing for the period beginning on the sixty-first day after issuance until the date the Subordinated Secured Convertible Note matures.
(2) We have calculated the percentages of shares beneficially owned based on 23,690,998 shares of common stock issued and outstanding as reported to us by the issuer on October 16, 2001.

(1)  Name of Reporting Person           Hunt Capital Growth, L.P.
     I.R.S. Identification No.
     of Above Person (entities only):
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship                                            Texas
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
-----------------------------------------------------------------
                    (6)  Shared Voting Power        4,728,093 (1)
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power   4,728,093 (1)
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                       4,728,093 (1)
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares*                       [   ]
-----------------------------------------------------------------
(11) Percent of Class Represented by
     Amount in Row (9)                                  17.3% (2)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS


---------------------
(1) Includes 388,889 shares of common stock issuable upon the exercise of warrants. Includes 3,144,654 shares of common stock issuable upon the conversion of the original principal amount of a Subordinated Secured Convertible Note dated October 16, 2001, as well as 51,693 shares of common stock issuable upon the conversion of interest accruing for sixty days from the date such note was issued. Does not include additional shares representing the interest accruing for the period beginning on the sixty-first day after issuance until the date the Subordinated Secured Convertible Note matures.
(2) We have calculated the percentages of shares beneficially owned based on 23,690,998 shares of common stock issued and outstanding as reported to us by the issuer on October 16, 2001.

Item 1(a).      Name of issuer:

                ProsoftTraining.com (the "Issuer")

Item 1(b).      Address of Issuer's principal executive offices:

                3001 Bee Caves Road, Suite 300
                Austin, Texas 78746

Item 2(a)-(c). Name, Address and Citizenship of Persons Filing:

                See cover pages

          1. Relationship of filing persons: All reported securities are held by Hunt Capital Growth Fund II, L.P. Hunt Capital Management, L.L.C., a Texas limited liability company, is the sole general partner of Hunt Capital Growth, L.P., the sole general partner of Hunt Capital Growth Fund II, L.P. Additionally, information is included herein with respect to J.R. Holland, Jr. in his capacity as President of Hunt Capital Management, L.L.C.

          2.   Address of Principal Business Office or if none
               Residence:

               For Hunt Capital Growth Fund II, L.P.;
               Hunt Capital Growth, L.P.; and Hunt Capital
               Management, L.L.C.:
               1601 Elm Street
               4000 Thanksgiving Tower
               Dallas, Texas  75201

          3.   Citizenship:  See cover pages

Item 2(d).     Title of class of securities:

               Common Stock, $0.001 par value per share, of the Issuer.

Item 2(e).     CUSIP No.:

               743477101

Item 3.   If this statement is filed pursuant to Sections 13d-
          1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [  ] Broker or dealer registered under
                    section 15 of the Act (15 U.S.C. 78c);

          (b)  [  ] Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c);

          (c)  [  ] Insurance company as defined in section
                    3(a)(19) of the Act (15 U.S.C. 78c);

          (d)  [  ] Investment company registered under section 8
                    of the Investment Company Act of 1940 (15
                    U.S.C. 80a-8);

          (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(ii)(G);

          (h)  [  ] A savings association as defined in section
                    3(b) of the Federal Deposit Insurance Act (12
                    U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
                    Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ] Group, in accordance with 240.13d-
                    1(b)(1)(ii)(J)

           Not applicable.

Item 4.    Ownership:

As of the close of business on October 16, 2001, the Reporting Persons may be deemed to beneficially own, in the aggregate, 4,728,093 shares of Common Stock of the Issuer, representing approximately 17.3% of the Issuer's outstanding shares of Common Stock (based upon the 23,690,988 shares of Common Stock issued and outstanding as represented to the Reporting Persons by the Issuer on October 16, 2001).

Hunt Capital Growth Fund II, L.P. has the sole power to vote and dispose of the 4,728,093 shares of Common Stock beneficially owned by it. However, as the sole general partner of Hunt Capital Growth Fund II, L.P., Hunt Capital Growth L.P. and its sole general partner, Hunt Capital Management, L.L.C., may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power to vote, or direct the vote of, or dispose of, or direct the disposition of, the 4,728,093 shares of Common Stock owned directly by Hunt Capital Growth Fund II, L.P. J.R. Holland, Jr. is the President of Hunt Capital Management, L.L.C.

The filing of this Statement on Schedule 13G shall not be construed as an admission that either Hunt Capital Growth L.P. or Hunt Capital Management, L.L.C. is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 4,728,093 shares of Common Stock directly owned by Hunt Capital Growth Fund II, L.P.

Item 5.   Ownership of five percent or less of a class:

          Not Applicable.

Item 6. Ownership of more than five percent on behalf of another person:

          Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

          Not Applicable.

Item 8. Identification and classification of members of the group:

          This Statement on Schedule 13G has been filed by a group under Rule 13d-1(d). Attached as Annex A is a Joint Filing Statement executed by each member of such group.

Item 9.   Notice of dissolution of group:

          Not Applicable.

Item 10.  Certifications:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                    [Signature page follows]

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Dated:  October 25, 2001


                    HUNT CAPITAL GROWTH FUND II, L.P.

                    By:  HUNT CAPITAL GROWTH, L.P.
                         its general partner

                         By:  HUNT CAPITAL MANAGEMENT, L.L.C.,
                               its general partner


                              By:  /s/  J.R. HOLLAND, JR.
                                 --------------------------------
                                        J.R. Holland, Jr.
                                        President


            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)

                            EXHIBIT A

                     JOINT FILING STATEMENT


     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

                              Dated:   October 25, 2001


                    HUNT CAPITAL GROWTH FUND II, L.P.

                    By:  HUNT CAPITAL GROWTH, L.P.
                         its general partner

                       By:  HUNT CAPITAL MANAGEMENT, L.L.C., its
                               general partner


                            By:  /s/  J.R. HOLLAND, JR.
                               --------------------------------
                                      J.R. Holland, Jr.
                                      President


                    HUNT CAPITAL GROWTH, L.P.

                      By:  HUNT CAPITAL MANAGEMENT, L.L.C.,
                           its general partner


                           By:  /s/  J.R. HOLLAND, JR.
                              --------------------------------
                                   J.R. Holland, Jr.
                                   President



                    HUNT CAPITAL MANAGEMENT, L.L.C.,


                      By:  /s/  J.R. HOLLAND, JR.
                         --------------------------------
                              J.R. Holland, Jr.
                              President